Filed by BlackRock Credit Allocation Income Trust I, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Credit Allocation Income Trust I, Inc.
Commission File No. 811-21341

Contact:
1-800-882-0052

BlackRock Announces Board Approval of the Reorganization of Four Taxable Fixed Income Closed-End Funds

New York, July 27, 2012 – BlackRock Advisors, LLC announced today that the Boards of Directors/Trustees of each of BlackRock Credit Allocation Income Trust I, Inc. (NYSE:PSW), Credit Allocation Income Trust II, Inc. (NYSE:PSY), Credit Allocation Income Trust III (NYSE:BPP) and Credit Allocation Income Trust IV (NYSE:BTZ) unanimously approved the reorganization of each of PSW, PSY and BPP into BTZ, with BTZ continuing as the surviving fund (each, a “Reorganization”).

The Boards also approved the removal of certain fundamental investment policies with respect to concentration of each Fund’s investments (each, a “Concentration Policy”).  Each of the Funds currently has a Concentration Policy as follows:

PSW • Under normal circumstances, the Fund will invest at least 25% of its total assets in the industries comprising the financial services sector.	PSY • Under normal circumstances, the Fund will invest at least 25% of its total assets in the industries comprising the financial services sector.	BPP • The Fund will invest at least 25% of its managed assets in securities of companies principally engaged in providing financial services.	BTZ • The Fund will invest at least 25% of its managed assets in securities of companies principally engaged in providing financial services.

The removal of each Fund’s Concentration Policy (each, a “Concentration Policy Amendment”), which is subject to approval of each Fund’s shareholders, would be the date on which shareholders approve the policy change.  It is currently expected that the Reorganizations will be completed in late 2012 or early 2013, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions.  Approval of each Reorganization is not contingent upon approval of any other Reorganization or any Concentration Policy Amendment and vice versa.  Approval of each Concentration Policy Amendment is not contingent upon the approval of any other Concentration Policy Amendment or any Reorganization and vice versa.

Additional Information about the Reorganizations and the Concentration Policy Amendments and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of PSW, PSY, BPP or BTZ (the “Funds”); nor is this press release intended to solicit a proxy from any shareholder of any of the Funds.  The solicitation of the purchase or sale of securities or of proxies to effect each Reorganization and each Concentration Policy Amendment will only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).

This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds.  This Registration Statement has yet to be filed with the SEC.  After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

The Funds and their respective trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations and the Concentration Policy Amendments.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus relating to the Reorganizations and the Concentration Policy Amendments when it is filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND THE CONCENTRATION POLICY AMENDMENTS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after each Registration Statement becomes effective by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At June 30, 2012, BlackRock’s AUM was $3.560 trillion.  BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of June 30, 2012, the firm has approximately 9,900 employees in 27 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit BlackRock’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for a Fund or in a Fund’s net asset value; (2) the relative and absolute investment performance of the fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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